Exhibit 12.1
Calculation of Ratio of Earnings to Fixed Charges

						Six months
						ended
	Year ended December 31,					July 3,
	2004	2005	2006	2007	2008	2009

Fixed Charges
Interest expense	$8,377	$6,372	$4,135	$1,760	$1,995	$597
Interest capitalized	177	259	136	379	370	61
Interest portion of rent	911	808	696	918	732	306

Total fixed charges	9,465	7,439	4,967	3,057	3,097	964

Earnings
add:
Pretax income	16,657	13,137	39,705	82,705	26,076	(13,550)
Amortization of capitalized interest	593	587	525	567	595	300
less:
Interest capitalized	177	259	136	379	370	61

Total earnings	$17,073	$13,465	$40,094	$82,893	$26,301	$(13,311)

Ratio	1.80	1.81	8.07	27.12	8.49	—
Total earnings were insufficient to cover the fixed charges for the six months ending July 3, 2009 by $14.3 million primarily due to operating losses. Accordingly, such ratio is not presented for such period.
Fixed charges are equal to interest expense (including amortization of deferred financing costs), plus the portion of rent expense estimated to represent interest.